UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-10655
CUSIP NUMBER 0000033113

(Check one)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: May 25, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I -- REGISTRANT INFORMATION

ENVIRONMENTAL TECTONICS CORPORATION
Full name of Registrant

Former Name if Applicable

County Line Industrial Park, 125 James Way
Address of Principal Executive Office (Street and Number)

Southampton, PA 18966
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In ETC’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 25, 2011, we disclosed that the Audit Committee of our Board of Directors is conducting an independent internal investigation of accounting practices at one of ETC’s foreign subsidiaries.  Due to additional time needed to complete this investigation, there has been a delay in the collection and compilation of certain information required to be included in the Form 10-Q for the fiscal quarter ended May 25, 2012.  Consequently, as of the date of this report, the Registrant is unable to file its Form 10-Q for the fiscal quarter ended May 25, 2012 within the prescribed time periods without unreasonable effort and expense.  ETC is working diligently to complete and file its Form 10-K for the fiscal year ended February 24, 2012, and its Form 10-Q for the fiscal quarter ended May 25, 2012, but is unable to predict a specific date at this time.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert L. Laurent, Jr.
(Name)

(215)	355-9100
(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes	☒ No	The Company has not filed its Form 10-K for the fiscal year ended February 24, 2012.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  SEE SCHEDULE A

Environmental Tectonics Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 9, 2012	By:	/s/ Robert L. Laurent, Jr.
Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule A

The following is an unaudited summary of the operating results of Environmental Tectonics Corporation (“ETC”) for the fiscal quarter ended May 25, 2012 (“fiscal 2013 first quarter”), as compared to the fiscal quarter ended May 27, 2011 (“fiscal 2012 first quarter”).

Net sales for the fiscal 2013 first quarter were approximately $15.7 million, a decrease of approximately $0.6 million, or 3.7%, compared to net sales for the fiscal 2012 first quarter of $16.3 million.  The decrease primarily reflects lower sales to the U.S. Government as contracts near completion and lower sales to International customers, offset in part, by an increase in sales related to sterilizers.

Operating income in the fiscal 2013 first quarter was approximately $2.4 million versus $2.9 million in the fiscal 2012 first quarter, a decrease of approximately $0.5 million, or 17.2%.  The major factor contributing to the reduction in operating income was the reduction in gross profit resulting from lower sales.

ETC had estimated net income of $1.4 million in the fiscal 2013 first quarter, a decrease of approximately $0.2 million, or 12.5%, compared to net income of $1.6 million in the fiscal 2012 first quarter.  The major factor contributing to the reduction in net income was the reduction in gross profit resulting from lower sales, offset in part, by a slight decrease in operating expenses.

The Company has discussed with PNC Bank the delay in filing the Form 10-K for the fiscal year ended February 24, 2012, because the delay in filing would result in a breach of a covenant in the Company’s line of credit with PNC Bank.  Presently, the Company has received a waiver through July 23, 2012, and, if necessary, expects that an additional waiver would be granted if additional time is needed to file the Form 10-K.

FORWARD LOOKING STATEMENTS

Discussions of some of the matters contained in this Form 12b-25 for the Company may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and, as such, may involve risks and uncertainties.  ETC based these forward-looking statements on its current expectations and projections about future events.  These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about ETC and its subsidiaries that may cause actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.  Accordingly, ETC cautions you not to place undue reliance on the forward-looking statements in this Form 12b-25.

These forward-looking statements include statements with respect to the Company’s expectations, anticipations, and intentions, including, but not limited to, (i) projections of revenues, income, or loss, (ii) statements made about the possible timing or outcome of the independent internal investigation being conducted by the Audit Committee and the impact on ETC’s financial results or its line of credit with PNC Bank, and (iii) statements preceded by, followed by, or, that include, terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “predict,” “potential,” “intend,” or “continue,” and similar expressions.  These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors.  Some of these risks and uncertainties, in whole or in part, are beyond the Company’s control.  Factors that might cause or contribute to such a material difference include, but are not limited to, risks related to the outcome of the independent internal investigation being conducted by the Audit Committee and the failure of the Company to timely file its Annual Report on Form 10-K for fiscal 2012 and the Form 10-Q for the fiscal quarter ended May 25, 2012.  Shareholders are urged to carefully review these risks and the risks discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended February 25, 2011 under the caption “Item 1A.  Risk Factors” prior to making an investment in the Company’s Common Stock.

The Company cautions that the foregoing list of factors that could affect forward-looking statements by ETC is not exclusive.  Except as required by federal securities law, the Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.